Mail Stop 3561

October 26, 2009

Mr. Tong Liu
Chief Executive Officer
SOKO Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin,
Heilongjiang Province, China 150001

> **Re:** **Soko Fitness & Spa Group, Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed October 8, 2009**
> **File No. 333-151563**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed August 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2009**
> **Filed October 15, 2009**
> **Form 10-Q, as amended, for Fiscal Quarter Ended February 28, 2009**
> **Filed July 30, 2009**
> **Form 10-Q, as amended, for Fiscal Quarter Ended November 30, 2008 Filed February 17, 2009**
> **Form 10-Q, as amended, for Fiscal Quarter Ended August 31, 2008**
> **Filed February 17, 2009**
> **Current Report on Form 8-K**
> **Filed September 10, 2009**
> **File No. 333-132429**

Dear Mr. Liu:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Registration Statement Cover Page

1.   Please confirm that your address is correct on the cover page of the registration statement. Our comment letters mailed to this address have been returned as undeliverable.

Prospectus Summary, page 5

Background, page 7

2.   Please disclose the value of the 425,000 shares issued to several advisors in lieu of cash compensation in connection with the share exchange as well as the value of the 510,000 shares issued to Luck Eagle Limited in connection with the financing. Please also file as exhibits to your registration statement the agreements governing the issuance of these shares, including all exhibits, schedules, appendices and similar attachments to such agreements, or tell us why it is not appropriate to do so.

Management's Discussion and Analysis of Financial Condition and Results …, page 17

Our Business, page 17

3.   We reviewed your response to comment six in our letter dated August 12, 2009. Please provide us with copies of your internally prepared market research in support of the following statements, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus:

- "… many new clubs leave the market after one or two years" set forth under this heading; and

- Your statement in the prospectus summary under the heading "Business" on page 6 that you "are the largest multi-facility operator of fitness centers and beauty salons and spas in Northeast China."

Plan of Operation and Financing Needs, page 17

4.   We reviewed your response to comments two and 10 in our letter dated August 12, 2009. In the second paragraph after the table on page 20, you present data "as of the end of 2008" that is the same as the data presented elsewhere in the registration statement as of May 31, 2009, a more recent date. If you mean to

characterize this information as being as of the end of your most recent fiscal year, please clarify. Please revise or advise.

Results of Operation, page 23

5.   We note that the amounts of net income in the tables on pages 23 and 25 represent net income attributable to SOKO Fitness & Spa Group, Inc. Please revise to present net income as presented in your financial statements. Please also revise the disclosure in your discussions of net income on pages 25 and 26 as appropriate.

Executive Compensation, page 43

Equity Compensation Plans, page 44

6.   We reviewed your response to comment five in our letter dated August 12, 2009 and your revised disclosure under this heading. If you elect to include this table, please provide the disclosure required by Item 201(d)(3) of Regulation S-K. Please also file the agreements governing the stock options issued on March 2, 2009 as exhibits to your registration statement.

Consolidated Financial Statements for the Years Ended May 31, 2009 and May 31, 2008

7.   Please update the financial statements included in the filing to include the most recent interim period. Refer to Rule 8-08 of Regulation S-X.

Consolidated Statements of Income, page F-5

8.   We note that the amount of net income reported for 2008 is not mathematically correct. Please revise.

Consolidated Statements of Cash Flows, page F-7

9.   Please provide us with a description of the transaction giving rise to the non-cash charge described as "rent expense converted from leasehold improvement." Please also provide us with a description of the non-cash investing and financing activity described as "option issued for directors."

Note 1 – Description of Business and Organization, page F-8

10.   Please tell us whether the $300,000 cash payment disclosed in the second paragraph relates to the consulting agreement disclosed in the third paragraph. If

so, clarify your disclosure as appropriate. If not, tell us how you accounted for the payment disclosed in the second paragraph.

11.   Please disclose the factors that contributed to purchase prices that result in recognition of goodwill as required by paragraph 51.b. of SFAS 141. Please also disclose the pro forma information required by paragraph 54 of SFAS 141.

Note 9 – Goodwill, page F-16

12.   You should compute the investment test using the purchase price of the acquired business reported in your financial statements compared to your consolidated total assets as of the end of the most recently completed fiscal year. Based on the information you provided to us, it appears that your acquisition of Yoga Wave met the investment test at the 20% significance level and that you are required to furnish the financial statements of Yoga Wave for the most recent year and any interim periods specified in Rule 8-03 of Regulation S-X (refer to Rule 8-04 of Regulation S-X) and the pro forma information required by Rule 8-05 of Regulation S-X. The financial statements of Yoga Wave for the most recent year should be audited. Please provide the required financial statements and pro forma information or tell us why you believe such financial statements and pro forma information are not required. If you are required but unable to provide the required financial statements and pro forma information, you may request a waiver of the requirements from the Office of the Chief Accountant of the Division of Corporation Finance. Your request should be addressed Mr. Wayne Carnell, Chief Accountant, Division of Corporation Finance, U.S. Securities & Exchange Commission, 100 F Street, NE, Washington DC 20549 and sent via email to DCAOLetters@SEC.gov.

Note 14 – Stock Options, page F-19

13.   Please disclose total compensation cost for stock option arrangements recognized in income for each year presented. In addition, disclose total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be realized. Refer to paragraph A240, subparagraphs g. and h., of SFAS 123(R).

Note 15 – Stockholders' Equity, page F-20

A. Issuance of Common Stock, page F-20

14.   Please disclose the number of shares of common stock, and their fair value, issued to Luck Eagle Limited as consideration for acting as a placement agent for the financing.

15.   Please tell us how you applied the proportional method referred to in your response to comment 17 in our letter dated August 12, 2009 in determining the fair value of common shares and warrants issued in the private placement and used to allocate proceeds and value securities issued to advisors in the private placement and exchange transactions. In addition, please disclose how you determined the fair value assigned to common stock and common stock warrants issued in the transactions.

Note 19 – Restatement, page F-23

16.   We reviewed the revisions to your financial statements and related disclosure in response to comment 17 in our letter dated August 12, 2009. Please tell us why the adjustments to selling, general and administrative expenses and net income in the first table differs from the aggregate value of services provided by investors in connection with the share exchange as disclosed in the second paragraph. Also, we note that the amount of net income as previously reported for 2008 in the third table with respect to cash flows from operating activities differs from the net income amount disclosed in the first table. Please revise or advise. In addition, please revise your narrative disclosure so that adjustments made to amounts as previously reported to arrive at amounts as restated are clearly described.

17.   Please file a current report on Form 8-K under Item 4.02 or tell us why you are not required to do so.

Financial Statements for the Years Ended May 31, 2008 and May 31, 2007

18.   Please address the comments above to the extent applicable.

19.   Please revise to reflect the retrospective presentation and disclosure provisions of SFAS 160. Refer to paragraph 5 of SFAS 160. Also revise the tables in Note 18 as appropriate.

Note 14 – Stockholders' Equity, page F-37

B. Warrants, page F-38

20.   Please tell us why you disclose the fair value of the warrants when the warrants are classified as equity instruments.

Item 16. Exhibits, page II-3

21.   You indicate that the consent of Bagell, Josephs, Levine & Company, LLC is
        filed as Exhibit 23.1. However, we are unable to locate the exhibit. Please file
        the required consent. Refer to Item 601(b)(23) of Regulation S-K.

Form 10-K for Fiscal Year Ended May 31, 2009

22.   We note that the financial statements included in the filing differ from the
        financial statements included in the amendment to your registration statement.
        Please revise as appropriate. Address the comments above to the extent
        applicable. Please also update your disclosure under the heading "Corporate
        History" beginning on page 13 so that it is consistent with your disclosure in the
        registration statement.

Item 9A. Controls and Procedures, page 35

Management's Report on Internal Control Over Financial Reporting, page 35

23.   Please revise to include a statement of management's responsibility for
        establishing and maintaining adequate internal control over financial reporting.
        Refer to Item 308T(a)(1) of Regulation S-K.

24.   Please revise to include a statement as to whether or not your internal control over
        financial reporting is effective. Refer to Item 308T(a)(3) of Regulation S-K.

Consolidated Financial Statements

Note 19 – Restatement, page F-23

25.   Please file a current report on Form 8-K under Item 4.02 or tell us why you are
        not required to do so.

Form 10-Q for Fiscal Quarter Ended August 31, 2009

General

26.   Please address the comments above to the extent applicable.

Notes to Condensed Consolidated Financial Statements, page 4

27.   Please disclose the date through which subsequent events have been evaluated, as
        well as whether that date is the date the financial statements were issued or the

date the financial statements were available to be issued. Refer to paragraph 12 of SFAS 165.

Item 4(T). Controls and Procedures, page 28

28.   You are required to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. As such, please revise to disclose whether your chief executive and chief financial officers concluded that your disclosure controls and procedure are effective or ineffective as of the end of the period.

29.   We note your disclosure that there were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in your internal controls over financial reporting that occurred during the first quarter of fiscal 2010 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. If you had material weaknesses in your internal control over financial reporting, please revise to include disclosure of the nature of the material weaknesses and corrective actions you have taken or plan to take to mitigate the material weaknesses. Refer to Item 308(T) of Regulation S-K.

Form 10-Q, as amended, for Fiscal Quarters Ended February 28, 2009, November 30, 2008 and August 31, 2008

30.   We reviewed your response to comment 30 in our letter dated August 12, 2009. Please amend your filings to address the above comments and comments previously issued in our letters dated March 18, 2009 and August 12, 2009.

Item 4(T). Controls and Procedures, page 28

31.   As previously requested in comment 31 in our letter dated August 12, 2009, please revise your disclosure in Form 10-Q/A filed July 30, 2009 to include the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.

Current Report on Form 8-K filed September 10, 2009

32.   We reviewed your investor presentation attached to this current report and have the following comments:

- On page 10 of this presentation you reference "strategic cooperation with local hospitals on new program development." To the extent material, please discuss this in your registration statement.

- On page 12 of this presentation you reference as a part of your experienced management team your vice president of operations, Wu Bingrong. Please consider whether Wu Bingrong is an executive officer of the company. Refer to Item 402(m)(2)(ii) of Regulation S-K, Instruction 2 to Item 402(m)(2) and the definition of "executive officer" set forth in Rule 3b-7. If you have any additional executive officers, please provide the required biographical information under the heading "Management" and the compensation disclosure required with respect to those individuals under the heading "Executive Compensation." Refer to Items 401 and 402 of Regulation S-K.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of your filings to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your filings and responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian S. North, Esq.
        Buchanan, Ingersoll & Rooney, PC
        Via facsimile